

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

December 31, 2009

<u>Via U.S. Mail</u>

Mr. Ian McBean
Chief Executive Officer
Auror Capital Corporation
39555 Orchard Hill Place, Suite 600
Novi, MI 48375

> **Re:** **Auror Capital Corporation**
> **Preliminary Revised Information Statement**
> **Filed December 22, 2009**
> **File No. 0-52664**

Dear Mr. McBean:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>

Gregg E. Jaclin, Esq.
(732) 577-1188